UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 5
ANNUAL STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP

[ ] Check box if no longer subject to Section 16.
    Form 4 or Form 5 obligations may continue.

[ ] Form 3 Holdings Reported

[ ] Form 4 Transactions Reported

1. Name and Address of Reporting Person(s)
   Roberts, Malcolm J.
   1170 Eighth Avenue, Rm. 1760


   Bethlehem, PA 18016-7699
2. Issuer Name and Ticker or Trading Symbol
   Bethlehem Steel Corporation (BS)
3. I.R.S. Identification Number of Reporting Person, if an entity (Voluntary)

4. Statement for Month/Year
   12/98
5. If Amendment, Date of Original (Month/Year)
6. Relationship of Reporting Person(s) to Issuer (Check all applicable)
   [ ] Director                   [ ] 10% Owner
   [X] Officer (give title below) [ ] Other (specify below)
   Vice President, Technology
   Chief Technology Officer
7. Individual or Joint/Group Filing (Check Applicable Line)
   [X] Form filed by One Reporting Person
   [ ] Form filed by More than One Reporting Person

Table I   Non-Derivative Securities Acquired, Disposed of, or Beneficially Owned
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1)Title of Security                           2)Trans-    3.Trans- 4.Securities Acquired(A)      5)Amount of    6)  7)Nature of
                                              action      action   or Disposed of (D)            Securities         Indirect
                                              Date        Code                   A               Beneficially   D   Beneficial
                                              (Month/                            or              Owned at       or  Ownership
                                              Day/Year)   Code     Amount        D  Price        End of Year    I
------------------------------------------------------------------------------------------------------------------------------------

Common Stock                                  04/29/98    A        10,000 (1)    A               22,214         D  Direct
Common Stock                                                                                     2,665          I  401(k) Plan

Table II (PART 1)  Derivative Securitites Acquired, Disposed of, or Beneficially Owned  (Columns 1 through 6)
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1)Title of Derivative          2)Conversion    3)Trans-       4)Trans-  5)Number of Derivative            6)Date Exercisable and
Security                       or Exercise     action         action    Securities Acquired (A)           Expiration Date
                               Price of        Date           Code      or Disposed of (D)
                               Derivative
                               Security                       Code      A                D                Exercisable  Expiration
------------------------------------------------------------------------------------------------------------------------------------
Employee Stock Option (right to$15.2500        04/29/98       A         15,000                            (3)          04/29/08
 buy) (2)
SAR (2)                        $15.2500        04/29/98       A         15,000                            (3)          04/29/08

Table II (PART 2)  Derivative Securitites Acquired, Disposed of, or Beneficially Owned  (Columns 1,3 and 7 through 11)
------------------------------------------------------------------------------------------------------------------------------------
1)Title of Derivative          3)Trans-  7)Title and Amount                           8)Price     9)Number of   10) 11)Nature of
Security                       action    of Underlying                                of Deri-    Derivative        Indirect
                               Date      Securities                                   vative      Securities    D   Beneficial
                                                                        Amount or     Security    Beneficially  or  Ownership
                                                                        Number of                 Owned at      I
                  -                      Title                          Shares                    End of Year
------------------------------------------------------------------------------------------------------------------------------------

Employee Stock Option (right to04/29/98  Common Stock                   15,000                    15,000        D   Direct
 buy) (2)
SAR (2)                        04/29/98  Common Stock                   15,000                    15,000        D   Direct

Explanation of Responses:

(1)
These shares are subject to certain restrictions.
(2)
In tandem with tax withholding right
(3)
The options become exercisable in increments: 25 percent on April 29, 1999, 25 percent on April 29, 2000, 25 percent on April 29,
2001 and 25 percent on April 29, 2002.
-
Each share of Common Stock includes a right to purchase preference stock under Bethlehem's Stockholder Rights Agreement.

SIGNATURE OF REPORTING PERSON
/S/ Roberts, Malcolm J.
DATE